SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                     CRAZY WOMAN CREEK BANCORP INCORPORATED
            ---------------------------------------------------------
                            (Name of Subject Company)

                     CRAZY WOMAN CREEK BANCORP INCORPORATED
            ---------------------------------------------------------
                       (Name of Filing Persons -- Offeror)

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
            ---------------------------------------------------------
                         (Title of Class of Securities)

                                   225233 10 5
            ---------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                        Mr. Gary J. Havens President and
                             Chief Executive Officer
                    106 Fort Street, Buffalo, Wyoming, 82834
                                 (307) 684-5591
            ---------------------------------------------------------
                  (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications on Behalf of Bidder)

                                   Copies to:
                               John J. Spidi, Esq.
                           Jennifer E. Martella, Esq.
                            Malizia Spidi & Fisch, PC
                   1100 New York Avenue, N.W., Suite 340 West
                             Washington, D.C. 20005
                                 (202) 434-4660

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[ ] third-party tender offer subject to Rule 14d-1.         [X] issuer tender offer subject to Rule 13e-4.
[X] going-private transaction subject to Rule 13e-3.        [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ].

                                   SCHEDULE TO

         This Amendment Number 1 amends and supplements the Tender Offer Statement on Schedule TO dated October 3, 2003 (the "Schedule TO") relating to an issuer tender offer by Crazy Woman Creek Bancorp Incorporated, a Wyoming corporation, to purchase up to 350,000 shares of its common stock, par value $0.10 per share. Crazy Woman Creek Bancorp Incorporated is offering to purchase these shares at a price not greater than $18.25 nor less than $16.00 per share, net to the seller in cash, without interest, as specified by shareholders tendering their shares. Crazy Woman Creek Bancorp Incorporated's tender offer is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 3, 2003 and the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the tender offer and copies of which were attached to the Schedule TO dated October 3, 2003 as Exhibits (a)(1) and (a)(2), respectively.

         All of the information in the Offer to Purchase and the related letter of transmittal is hereby incorporated by reference in answer to Items 1 through 13 of the Schedule TO.

         In addition to the foregoing amendments to the Offer to Purchase, we have revised the last paragraph on page 6 of the Offer to Purchase under the caption "Forward Looking Statements" as follows:

         All subsequent written and oral forward-looking statements concerning our offer or other matters addressed in this document and attributable to us or any person acting on our behalf are qualified by these cautionary statements.


ITEM 4.           TERMS OF THE TRANSACTION.

         Item 4 of the Schedule TO is hereby amended and supplemented as follows:

         (a) Material Terms. The information set forth in the Offer to Purchase is revised as follows:

                  (1) The fourth and fifth bullet points on page 32 of the Offer to Purchase under "The Offer - 6. Conditions of Our Offer" are revised as follows:


                  o any significant decrease in the market price of our common stock or any significant or material adverse change in the general political, market, economic or financial conditions in the United States or abroad that could, in our reasonable judgment, have a material adverse effect on our business, operations or prospects or the trading of our common stock; or

                  o any significant or material change or changes in the business, financial condition, assets, income, operations, prospects or stock ownership of us or our subsidiaries that, in our reasonable judgment, is or may be material and adverse to us or our subsidiaries.

                  (2) The  first   full  paragraph  on page 43 of the  Offer  to
Purchase under the caption "The Offer - 12. Extension of Our Offer; Termination; Amendment" is revised to reference Mountain Time as follows:

                  Subject to compliance with applicable law, we further reserve the right, in our sole discretion, and regardless of whether or not any of the events or conditions described under "The Offer - 6. Conditions of Our Offer" have occurred or are deemed by us to have occurred, to amend our offer in any respect, including, without limitation, by decreasing or increasing the consideration offered in our offer to holders of shares or by decreasing or increasing the number of shares being sought in our offer. Amendments to our offer may be made at any time and from time to time by public announcement, such announcement, in the case of an extension, to be issued no later than 9:00 a.m., Mountain Time, on the next business day after the last previously scheduled or announced expiration date.



                  (3) The first full paragraph on page 41 of the Offer to Purchase under the caption "The Offer - 9. Information About Us and Our Shares." "Additional Information" is revised to read as follows:


                  The reports, statements and other information (including any exhibits, amendments or supplements to such documents) we file may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of this material can also be obtained by mail, upon payment of the SEC's customary charges, by writing to the Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains a web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.


                  (4) The third full paragraph on page 41 of the Offer to Purchase under the caption "The Offer - 9. Information About Us And Our Shares." and "Incorporation by Reference" is revised to read as follows:


                  We incorporate these documents by reference. Those documents include periodic reports, such as annual reports on Form 10-KSB, quarterly reports on Form 10-QSB and current reports on Form 8-K, as well as proxy statements.


                  (5) The Third full paragraph on page 23 of the Offer to Purchase under the Caption "The Offer 1. Number of Shares; Price; Priority of Purchase" is deleted in its entirety. The text of the deleted paragraph is as follows:

                    We also reserve the right, but will not be obligated, to purchase all shares properly tendered by any shareholder who tenders all shares owned beneficially or of record at or below the purchase price and who, as a result of proration, would then own a total of fewer than 100 shares. If we exercise this right, it will increase the number of shares that we are offering to purchase in our offer by the number of shares purchased through the exercise of this right, subject to applicable law.

ITEM 13.          INFORMATION REQUIRED BY SCHEDULE 13E-3.


                  Item 13 of the Schedule TO is hereby amended and supplemented as follows:


                  SCHEDULE 13E-3, ITEM 8. FAIRNESS OF TRANSACTION.


         (b) Factors Considered in Determining Fairness. The information contained in the Offer to Purchase under the caption "Special Factors - 3. Fairness of the Offer" beginning on page 9 is hereby revised as follows:

                  (1) Subsection (ii) under "Fairness of the Offer" is revised as follows:


                           (ii) Our over-capitalization resulting from our inability to fully deploy all the capital we obtained from our public offering in 1996 due to the economic conditions of our primary market area and the trend in declining levels of net income during the past five years, including decreasing earnings per share for the years ended September 30, 1998 through 2002.


                  (2) Subsection (iv) under "Fairness of the Offer" is revised as follows:


                           (iv) Our offer price per share exceeds recent trading prices by approximately 8% at the low end of our range and 23% at the high end of our offer range and estimated trading values and, therefore, provides an immediate increase in shareholder value. See "Special Factors - 4. Opinion of Financial Advisor."


                  (3) Subsection (v) under "Fairness of the Offer" is revised as follows:

                           (v) Various financial ratios of ours compared to those of comparable companies, including: investment
                  securities/assets;        loans/assets;       deposits/assets;
                  borrowings/assets; GAAP tangible capital; Tier I Capital; total capital; nonperforming assets plus 90 days/ assets; loan loss reserves/nonperforming assets plus 90 days; net charge offs/ average loans; asset, loan and deposit growth; core ROAA and ROAE; net interest margin and efficiency ratio; non-interest income/average assets; and non-interest expense/average assets. Most significantly, however, were the results from the comparisons of return on equity and equity-to-assets ratio. See "Special Factors - 4. Opinion of Financial Advisor."

                  (4) The last full paragraph on page 10 of the Offer to Purchase is revised as follows:

         The Board of Directors has approved the offer. The non-employee directors, who comprise a majority of the Board of Directors, have approved the offer and have not retained an unaffiliated representative to act solely on behalf of the unaffiliated shareholders for purposes of negotiating terms of the offer. The offer does not require the approval of a majority of unaffiliated shareholders. Despite the lack of an unaffiliated representative acting solely on behalf of the unaffiliated shareholders and despite the fact that our offer is not structured to require the approval of the unaffiliated shareholders, we believe that our offer is procedurally fair to unaffiliated shareholders, in addition to being substantively fair with respect to the pricing range offered. We base those beliefs on the unanimous approval of our offer by all of our non-employee directors, who comprise the entire Board, and on the following factors: (i) that the offer allows shareholders to choose a price within a range established by us at which they are willing to tender; (ii) that shareholders are not compelled to tender; (iii) shareholders are provided with full disclosure of the terms and conditions of the offer; and (iv) that shareholders are afforded sufficient time to consider the offer.


SCHEDULE 13E-3, ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

         (a) Report, Opinion or Appraisal. The third full paragraph on page 11 of the Offer to Purchase at subsection (vi) is supplemented as follows:

                  In rendering its opinion, Janney Montgomery Scott has reviewed, analyzed and relied upon material relating to our financial and operating condition, including among other things, the following: (i) a draft of a Schedule TO relating to the proposed tender offer dated October 3, 2003, which Janney Montgomery Scott assumed would correspond in all material respects to the Schedule TO as filed with the Securities and Exchange Commission; (ii) the Annual Reports to Stockholders and Annual Reports on Form 10-K for the three years ended September 30, 2002; (iii) certain Quarterly Reports on Form 10- Q and certain other communications from us to our stockholders; (iv) the most recent regulatory safety and soundness report, compliance report and Community Reinvestment Act Report; (v) the internal loan classification list, OREO list and delinquency list; (vi) the income statement and balance sheet projections for the remainder of fiscal 2003, detailed balance sheet and income statement budget for fiscal 2004 through fiscal 2009; (vii) details on the ESOP, and stock option plans; and (viii) other financial information concerning our business and operations furnished by us to Janney Montgomery Scott for purposes of their analysis. In addition, Janney Montgomery Scott discussed with management our operating performance and future prospects, primarily with respect to the current level of our earnings and future expected operating results.

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 16, 2003.


                                     CRAZY WOMAN CREEK BANCORP INCORPORATED



                                     By:   /s/Gary J. Havens
                                           -------------------------------------
                                           Gary J. Havens
                                           President and Chief Executive Officer